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                BlackRock MuniYield Michigan Quality Fund, Inc.
                              File No. 811-07080
        Item No. 77I (Terms of New or Amended Securities) -- Attachment

A copy of an amendment to the Articles Supplementary Establishing and Fixing the Rights and Preferences of the BlackRock MuniYield Michigan Quality Fund, Inc.'s Series W-7 Variable Rate Muni Term Preferred Shares is attached under Sub-Item 77Q1(a).